E:\MATTHEWS\FUNDS\BLCKRCK\BTTNSR.77C




For the semi-annual period ended June 30,
1997
File number 811-5657


                        SUB-ITEM 77C
             Submission of Matters to a Vote of
                      Security Holders


     An Annual Meeting of Shareholders
was held on April 15, 1997.  At such
meeting the shareholders approved the
selection of auditors and the election of directors. Pursuant to Instruction 2 of this Sub-Item, information as to these matters has not been included in this Attachment. In addition, the
Shareholders considered and approved a
proposal to approve a new investment
advisory agreement with BlackRock
Financial Management, Inc. that
eliminates the step-down in the
investment advisory fee schedule.  The
number of affirmative votes cast in favor of this proposal were 35,358,776 and the number of negative votes cast in opposition to this proposal were
6,225,412.